Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended
September 30, 2007
(millions of dollars)
Operating revenues:
Affiliated	$1,041
Nonaffiliated	1,434
Total operating revenues	2,475

Operating expenses:
Operation and maintenance	825
Depreciation and amortization	469
Income taxes	161
Taxes other than income	400
Total operating expenses	1,855

Operating income	620

Other income and deductions:
Other income	3
Other deductions	41
Nonoperating income taxes	9

Interest income	58

Interest expense and related charges	306

Net income	$325